

February 4, 2011

Mr. Stephen C. Larkin
Chief Financial Officer
Bayou City Exploration, Inc.
632 Adams, Suite 700
Bowling Green, Kentucky 42101

>   **Re: Bayou City Exploration, Inc.**
>   **Form 10-K/A2 for Fiscal Year Ended December 31, 2009**
>   **Filed January 14, 2011**
>   **File No. 0-27443**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A2 for Fiscal Year Ended December 31, 2009

Description of Properties, page 4

Net Oil and Gas Reserves, page 6

1. We note your disclosure stating that attaining a reserve report is cost prohibitive; therefore, you have chosen not to disclose proven oil and gas reserves in your report.

However, we understand from your response letter dated November 16, 2010 that you hired an engineering firm to obtain a reserve report containing estimates for your fiscal year ended December 31, 2009. Further, we note you have included reserve information under the heading 'Supplemental Information on Oil & Gas (Unaudited)' on page F-15 of your amended document, and a statement that "The estimates of proved oil and gas reserves utilized in the preparation of the financial statements were prepared by independent petroleum engineers." Please clarify for us these inconsistencies in your disclosure. If an engineering firm did prepare your reserves, please file the engineering report as an exhibit in an amendment to your annual report. Note that the report must include the disclosures required by Item 1202(a)(8) of Regulation S-K.

On a related point, we believe it will also be necessary for you to expand your disclosures to include the information required by Item 1202(a)(6) and (7) of Regulation S-K.

Financial Statements, page F-1

Supplemental Information on Oil & Gas (Unaudited), page F-15

Reserve Information, page F-16

2. We note your disclosure of a non-operating royalty interest in the Sien well. Please revise your filing to comply with FASB ASC 932-235-50-4 which requires disclosure of the quantities of reserves relating to royalty interests included in net quantities of proved reserves if the necessary information is available to the entity. If reserves relating to royalty interests owned are not included because the information is unavailable, that fact and your share of oil and gas produced for those royalty interests shall be disclosed for the year.

Closing Comments

You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief